SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             Boston Financial Qualified Housing Tax Credits L.P. II
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                       (Name of Subject Company [Issuer])

                   Everest Housing Investors 2, L.P. (offeror)
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                     Everest Properties, Inc. (other person)
                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
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                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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Transaction Valuation: $90,000 (1)                 Amount of Filing Fee: $18 (2)
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(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.
(2) Already paid.

[] Check box if any partof the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of itsfiling.

   Amount previously paid:  Not Applicable         Filing party:  Not Applicable
   Form or registration no.:  Not Applicable       Date filed:  Not Applicable

[] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Housing Investors 2, L.P. ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 3,000 units ("Units") of limited partnership interests in Boston Financial Qualified Housing Tax Credits L.P. II (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on November 12, 2004. The Purchaser received 1,714 Units that were validly tendered and not withdrawn, all of which were accepted for payment. As a result of the Offer, the Purchaser will own approximately 3,709 Units (6.2%).


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2005



                                   EVEREST HOUSING INVESTORS 2, L.P.
                                   By: Everest Properties, Inc., General Partner


                                   By: /S/ DAVID I. LESSER
                                   ------------------------
                                       David I. Lesser
                                       Executive Vice President


                                    EVEREST PROPERTIES, INC.


                                    By: /S/ DAVID I. LESSER
                                    ------------------------
                                        David I. Lesser
                                        Executive Vice President